EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Three Months Ended Marh 31, 2003
	1998	1999	2000	2001	2002
Earnings:
Income before income taxes	$158,268	$50,062	$45,847	$132,095	$122,779	$20,934
Interest expense	19,945	18,926	15,282	21,776	25,608	7,899
Amortization of debt costs	257	390	454	782	523	122
Interest portion of rental expense	5,355	5,429	5,832	6,242	6,661	1,665

Total earnings	$183,825	$74,807	$67,415	$160,895	$155,571	30,620

Fixed charge:
Interest expense	$19,945	$18,926	$15,282	$21,776	$25,608	7,899
Amortization of debt costs	257	390	454	782	523	122
Interest portion of rental expense	5,355	5,429	5,832	6,242	6,661	1,655

Total fixed charges	$25,557	$24,745	$21,568	$28,800	$32,792	9,686

Ratio of earnings to fixed charges	7.2	3.0	3.1	5.6	4.7	3.2